745 Seventh Avenue

       New York, NY 10019

       United States



June 29, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

             Re: Ares Acquisition Corp. - Registration No. 333-269400


To whom it may concern:

     Barclays Capital Inc. (   Barclays   ) was informed that Ares Acquisition
Corp. (the    Company   ) intends
to pursue a business combination with X-Energy Reactor Company, LLC or one of its affiliate(s) (the
   Target   ) (the    Business Combination   ). Barclays has not been engaged
by the Company, the sponsor
or the Target regarding the Business Combination. However, because Barclays served as one of the
Company   s underwriters on its initial public offering (the    IPO   ),
Barclays will be entitled to its portion of the back-end fee if the Business Combination is consummated.


     UBS Securities LLC, Citigroup Global Markets Inc., in each case, as representatives of the several underwriters, previously entered into an underwriting agreement, dated February 1, 2021 (the
   Underwriting Agreement   ) related to the Company   s IPO that entitles
Barclays to a portion of the
Deferred Discount (as defined in the Underwriting Agreement). Barclays informed the Company that it has waived any rights it has to the Deferred Discount solely as it relates to the Business
Combination. A copy of that waiver letter is enclosed.

     A registration statement for the Business Combination has been filed with the Securities and
Exchange Commission but has not yet been declared effective as of the date of this letter.

     This letter is to advise you that, effective as of June 29, 2023 Barclays
(i) waived any Deferred
Discount solely with respect to the Business Combination and (ii) has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in any registration statement with respect to the Business Combination as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule
A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act of 1933,
as amended (the    Securities Act   )) with respect to the Business
Combination.




29225864V2
     Therefore, we hereby advise you and the Company, that pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either Section
15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the registration statement with respect to the Business Combination. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Business Combination.




                                                         Sincerely,

                                                         BARCLAYS CAPITAL INC.




                                                         By:
______________________________________
                                                         Name: Ted Iantuono
                                                         Title:   Managing
Director




    Enclosed: Client waiver letter dated June 29, 2023